EXHIBIT 99.5

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

BRIGHT STATION PLC

2)   Name of shareholder having a major interest

NEWTON INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LIMITED - ACCOUNT DESIGNATION NEWTONUT - 3,500,000 ORDINARY
SHARES

WATERHOUSE NOMINEES LIMITED - ACCOUNT DESIGNATION SEGFUNDS - 392,000 ORDINARY SHARES

5)   Number of shares/amount of stock acquired

2,174,000 ORDINARY SHARES

6)   Percentage of issued class

1.25%

7)   Number of shares/amount of stock disposed

N/A

8)   Percentage of issued class

N/A

9)   Class of security

ORDINARY SHARES OF ONE PENCE

10)  Date of transaction

NOT DISCLOSED

11)  Date company informed

16 MAY 2001



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12)  Total holding following this notification

6,066,000 ORDINARY SHARES IN THE FOLLOWING ACCOUNTS:

CHASE NOMINEES LIMITED - ACCOUNT DESIGNATION NEWTONUT
WATERHOUSE NOMINEES LIMITED - ACCOUNT DESIGNATION SEGFUNDS

13)  Total percentage holding of issued class following this notification

3.50%

14)  Any additional information



15)  Name of contact and telephone number for queries

JONATHAN BALL - 020 7925 7698

16) Name and signature of authorised company official responsible for making this notification

JONATHAN BALL

Date of notification  17 MAY 2001